13011087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Washington DC
402

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Annuities Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive

(No. and Street)

Shelton, CT 06484-0883

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinreb 973-802-9918

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Weinreb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Annuities Distributors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elena P Valente
Notary Public of NJ
My Commission Expires
August 1, 2017

Elena P. Valente 2/21/13

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholder's Equity
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Annuities Distributors, Inc.

Statement of Financial Condition
December 31, 2012

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Prudential Annuities Distributors, Inc.

Statement of Financial Condition
December 31, 2012

SEC. I.D. No. 8-39058
This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Annuities Distributors, Inc.
Index
December 31, 2012

Page(s)

Independent Auditor's Report 1

Statement of Financial Condition

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-7

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Independent Auditor's Report

To the Board of Directors and Stockholder of
Prudential Annuities Distributors, Inc:

We have audited the accompanying financial statement of Prudential Annuities Distributors, Inc. which comprises the Statement of Financial Condition as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of Prudential Annuities Distributors, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Prudential Annuities Distributors, Inc.
Statement of Financial Condition
December 31, 2012

(dollars in thousands)

Assets		
Cash and cash equivalents	$	6,928
Accounts receivable		39
Prepaid commissions		7,261
Prepaid expenses and other assets		559
Federal income tax receivable from parent		79
Total assets	$	14,866
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates, net	$	7,575
State income tax payable to parent		4
Accounts payable, accrued expenses and other liabilities		20
Total liabilities		7,599
Commitments and contingent liabilities (Note 6)		
Stockholder's Equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Additional paid in capital		6,995
Retained earnings		271
Total stockholder's equity		7,267
Total liabilities and stockholder's equity	$	14,866

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. (the "Company"), organized in May 2003, with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc., which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, Prudential Annuities Life Assurance Corporation ("PALAC"). Beginning in March 2010, PALAC, ceased offering its existing variable life and annuity products.

The Company is the principal underwriter and broker-dealer for SEC registered annuity products issued by Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

In addition, the Company and Prudential Investment Management Services, LLC ("PIMS"), an affiliate, are co-distributors and underwriters of a legacy mutual fund product. As per the terms set forth in the underwriting and distribution agreement, the legacy mutual funds are in run-off.

As more fully described in Note 5, as of June 1, 2006, the Company entered into wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC (the "underwriter"). Under the terms of the agreements, the underwriter pays the Company, as the wholesaler for servicing variable annuity contracts, a marketing allowance of 125 basis points of all premium paid under variable contracts issued to the underwriter's customers.

The Company has extensive transactions and relationships with Prudential, PALAC, PLAZ, PLNJ and PICA, (as more fully described in Note 5). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The audited statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The Company did not have any significant estimates at December 31, 2012.

The Company receives distribution and service fees or contingent deferred sales charges ("CDSC") associated with the distribution and servicing of the Class M and Class X shares of a legacy mutual fund.

(dollars in thousands)

The Company's cash and cash equivalents consist of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value. At times, cash on deposit in the commercial bank may be in excess of available Federal insurance coverage.

The Company's prepaid commissions consist of receivables due from the PLAZ, PLNJ and PALAC for variable annuity commissions paid in advance. PLAZ, PLNJ and PALAC pay a commission to PAD once the contract is issued and PAD has earned the commission from the manufacturer.

The accompanying statement of financial condition may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity. In addition, under the terms of the agreements with PALAC, PLAZ, PLNJ and PICA, the Company is reimbursed for the costs and expenses it incurs in connection with carrying out the terms of the agreements.

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, accounts receivable, prepaid commissions, prepaid expenses and other assets, federal income tax receivable from parent, due to affiliates, accounts payable, accrued expenses and other liabilities, and state income tax payable to parent.

(dollars in thousands)

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described above, the carrying amount equals or approximates fair value.

	Fair Value				Carrying Amount
	Level 1	**Level 2**	**Level 3**	**Total**	**Total**
Assets:					
Cash and cash equivalents	6,928	0	0	6,928	6,928
Tax receivable from parent	0	79	0	79	79
Other assets	0	7,859	0	7,859	7,859
Total Assets	$6,928	$7,938	$0	$14,866	$14,866
Liabilities					
Other liabilities	0	7,595	0	7,595	7,595
State income tax payable to parent	0	4	0	4	4
Total Liabilities	$0	$7,599	$0	$7,599	$7,599

4. Income Taxes

The Company is a member of an affiliated group of companies that join in filing a consolidated federal income tax return. In addition, the Company and certain affiliates join in the filing of a consolidated state income tax return.

Pursuant to the Prudential tax allocation agreement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax assets of $22 related to net operating loss carry forward at December 31, 2012. Federal net operating loss expires in 2031.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. No valuation allowances were recorded in 2012.

(dollars in thousands)

The Federal statute of limitations for the 2004 through 2006 tax years will expire in June 2013, unless extended. The Federal statute of limitations for the 2007 through 2008 tax years will expire in December 2013, unless extended. Tax years 2009 through 2011 are still open for IRS examination.

For the consolidated U.S. Federal income tax years 2007 through 2012 the Company participated in the Internal Revenue Service's ("Service") Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the Service's completion of its examination of the return.

5. Related Party Transactions

As discussed in Note 1, the Company has arrangements with PALAC whereby the Company earns renewal commission income from the sale of variable life insurance and variable annuity contracts issued by PALAC. The Company is the principal underwriter on these contracts and earns compensation in accordance with its underwriting agreement with PALAC, whereby the Company earns commissions for acting as principal underwriter, and the Company incurs commission expense. PALAC, as paying agent, makes all cash payments on behalf of the Company.

Under the terms of the distribution and principal underwriting agreements discussed in Note 1, PICA is responsible for payment of commissions on the sale of variable annuity products issued by PLAZ and PLNJ. PLAZ and PLNJ reimburse the Company for costs and expenses incurred in connection with the agreements.

The Company has an arrangement with PLAZ, PLNJ and PICA whereby the Company earns management and administrative fee income from PLAZ, PLNJ and PICA as compensation for services performed.

The Company receives various services from PLAZ, PLNJ and PICA which include services of officers, the use of telecommunications, rent and overhead, travel, wholesaler compensation, systems and equipment.

At December 31, 2012, the Due to affiliates of $7,575 reported in the statement of financial condition is primarily a result of the activities described above. Certain balances included in Due to affiliates, net on the statement of financial condition have been recorded net in accordance with ASC 210-20 and there is no cross netting between different affiliated entities.

As discussed in Note 1, the Company is co-distributor of the legacy mutual fund product with PIMS, and the Funds are required to pay to the Company the portion of the distribution and shareholder servicing fees attributable to Class M and Class X shares.

Cash and cash equivalents of $6,928 represents 6,926,566 shares of a Prudential money market mutual fund distributed by PIMS.

(dollars in thousands)

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's statement of financial condition.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934 (the "Act"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $4,383, which was $3,876 in excess of its required net capital of $507. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1.

The Company is exempt from Rule 15c3-3 of the Act since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of that Rule.

8. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2012 that would require recognition or disclosure in this statement of financial condition through the issuance date of this statement of financial condition.